Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of The Simply Good Foods Company, a Delaware corporation, and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: July 17, 2017

Atkins Holdings LLC

By:	/s/ Stephen D. Aronson
Name:	Stephen D. Aronson
Title:	Vice President and Secretary

Neal K. Aronson

By:	/s/ Neal K. Aronson
Name:	Neal K. Aronson